Exhibit 99.1

Tweed joins Pride Toronto to support progress, champion diversity and celebrate love

SMITHS FALLS, ON and TORONTO, June 21, 2019 /CNW/ - Tweed, a proudly Canadian cannabis company, is once again participating in Pride celebrations across the country, all month long, and we can't wait to share the love in communities large and small.

On Sunday, June 23 we will be marching in Toronto's famous Pride Parade and we are more excited than ever to be standing in solidarity to celebrate progress, fight stigma and build a more inclusive world for everyone.

"A rich history of activism, advocacy and social awareness is built into Tweed's DNA, and we are thrilled to lend our support to the diverse communities that make up the great city of Toronto," says Bruce Linton, Chairman and CEO, Canopy Growth Corporation, Tweed's parent company. "As an employer in a nascent industry, we have the opportunity to set the standard for welcoming all people and championing their right to express their authentic selves in an environment free from prejudice."

Tweed recognizes that as the cannabis industry expands and matures, we—and other companies in our sector—must continually prioritize initiatives that promote equity and diversity in our hiring practices and across all levels of our organization. We recently launched a formal Diversity and Inclusion Committee to recognize and celebrate the diversity of our workforce and help everyone reach their highest potential. Ensuring the inclusion of a wide variety of perspectives, experiences and opinions leads to a richness of talent that strengthens us as a company, as an industry and as a country. But most importantly, we want our staff to come to work every day knowing that we stand 100% behind them in their right to live and love with pride.

Because of this, we're honoured to contribute to Toronto Pride and other amazing Pride celebrations across the country that celebrate diversity and drive progress forward. We hope to see you at the parade on Sunday...we'll be the ones riding a big rig with dueling pianos and a backing choir! So come say Hi and join us as we support the outstanding Pride Toronto community and the trailblazers working tirelessly to create a better world.

To our friends and partners at Pride Hamilton, Niagara, Winnipeg, Regina and Brandon, it was so great to celebrate with you. To Pride Halifax, Saskatoon, London, Fredericton, St. John's, 1000 Islands, Windsor-Essex, Smiths Falls, Moncton, Corner Brook, PEI Pride and Capital Pride in Ottawa, we can't wait to see you and celebrate with you soon.

Here's to Future progressive, inclusive, diverse and loving Growth.

About Tweed:
Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE: CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn't just sell cannabis, it facilitates a conversation about a product we've all heard about but haven't met intimately yet. It is approachable and friendly, yet reliable and trusted.

In addition to producing industry leading, high quality, safe cannabis products, Tweed is also leading the way in ensuring the legal cannabis industry grows responsibly and serves as a force for good. This includes Tweed's partnership with Uber and MADD Canada to advance awareness on the dangers of driving high, the creation of Hi. Society to support budtender education across the country, and the Tweed Collective who, over the next four years, will invest $20 million in social, responsible initiatives that will transform where and how Canadians live in meaningful ways. These are just a few of the ways Tweed is helping advance this incredible new industry.

Learn more at www.tweed.com.

Tweed joins Pride Toronto to support progress, champion diversity and celebrate love (CNW Group/Tweed Inc.)

SOURCE Tweed Inc.

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%CIK: 0001737927

For further information: Samantha Spence, Senior Communications Advisor, Samantha.Spence@canopygrowth.com, 437-234-8105

CO: Tweed Inc.

CNW 09:11e 21-JUN-19